May 12, 2025

Regina Graul
Chief Executive Officer
Cyclerion Therapeutics, Inc.
245 First Street, 18th Floor
Cambridge, MA 02142

       Re: Cyclerion Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed May 6, 2025
           File No. 333-287006
Dear Regina Graul:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Doris Stacey Gama at 202-551-3188 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   William J. Michener, Esq.